Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	March 31, 2022	December 31, 2021
Assets
Current
Cash		$5.6	$7.3
Accounts receivable		96.6	68.9
Risk management		—	1.8
Prepaid expenses and other		10.0	9.1

		112.2	87.1

Non-current
Property, plant and equipment	3	1,406.1	1,342.1

		1,406.1	1,342.1

Total assets		$1,518.3	$1,429.2

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$3.3	$—
Accounts payable and accrued liabilities		189.3	107.8
Current portion of long-term debt	4	368.4	391.0
Current portion of lease liabilities	5	4.0	4.1
Current portion of provisions	6	18.1	23.4
Risk management	7	13.1	4.2

		596.2	530.5
Non-current
Lease liabilities	5	3.8	4.6
Provisions	6	119.8	123.8
Other non-current liabilities		8.8	6.8

		728.6	665.7

Shareholders’ equity
Shareholders’ capital	9	2,221.2	2,213.8
Other reserves		98.2	103.2
Deficit		(1,529.7)	(1,553.5)

		789.7	763.5

Total liabilities and shareholders’ equity		$1,518.3	$1,429.2

Subsequent event (Note 7)

Commitments and contingencies (Note 11)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2022	2021
Production revenues	8	$203.7	$92.2
Processing fees		1.9	1.6
Royalties		(30.0)	(5.7)
Sales of commodities purchased from third parties		3.1	2.0

		178.7	90.1

Other income		1.5	1.0
Government decommissioning assistance	12	13.4	4.8
Risk management loss	7	(28.1)	(4.5)

		165.5	91.4

Expenses
Operating		40.3	30.9
Transportation		7.3	3.7
Commodities purchased from third parties		2.8	1.8
General and administrative		4.1	3.5
Restructuring		2.5	(2.0)
Share-based compensation	10	24.1	2.7
Depletion, depreciation and impairment	3	51.4	25.5
Foreign exchange gain	4	(0.7)	(0.7)
Financing	4	9.8	11.9
Transaction costs		0.1	0.1
Other		—	(9.2)

		141.7	68.2

Income before taxes		23.8	23.2

Deferred tax expense		—	—

Net and comprehensive income		$23.8	$23.2

Net income per share
Basic		$0.29	$0.32
Diluted		$0.28	$0.31
Weighted average shares outstanding (millions)
Basic	9	81.2	73.5
Diluted	9	83.6	76.0

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2022	2021
Operating activities
Net income		$23.8	$23.2
Government decommissioning assistance		(13.4)	(4.8)
Depletion, depreciation and impairment	3	51.4	25.5
Financing	4	2.8	4.5
Share-based compensation	10	1.4	0.3
Unrealized risk management loss (gain)	7	10.7	(0.6)
Foreign exchange gain	4	(0.7)	(0.7)
Decommissioning expenditures	6	(8.5)	(3.3)
Onerous office lease settlements	6	(2.3)	(2.3)
Deferred financing costs		0.7	1.0
Financing fees paid		—	(4.1)
Change in non-cash working capital		18.0	(10.3)

		83.9	28.4

Investing activities
Capital expenditures	3	(103.4)	(29.5)
Change in non-cash working capital		36.8	6.8

		(66.6)	(22.7)

Financing activities
Decrease in long-term debt	4	(9.7)	(9.0)
Repayment of senior notes/PROP limited recourse loan	4	(12.6)	(1.4)
Lease liabilities settlements	5	(1.0)	(1.2)
Exercised compensation plans		1.0	—

		(22.3)	(11.6)

Change in cash and cash equivalents		(5.0)	(5.9)
Cash and cash equivalents, beginning of period		7.3	8.1

Cash and cash equivalents, end of period		$2.3	$2.2

Cash and cash equivalents includes cash and bank overdraft.

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2022		$2,213.8	$103.2	$(1,553.5)	$763.5
Net and comprehensive income		—	—	23.8	23.8
Share-based compensation	10	—	1.4	—	1.4
Issued on exercise of equity compensation plans	10	7.4	(6.4)	—	1.0

Balance at March 31, 2022		$2,221.2	$98.2	$(1,529.7)	$789.7

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2021		$2,187.0	$103.6	$(1,967.5)	$323.1
Net and comprehensive income		—	—	23.2	23.2
Share-based compensation	10	—	0.3	—	0.3

Balance at March 31, 2021		$2,187.0	$103.9	$(1,944.3)	$346.6

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2022	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy which includes 100 percent of the Peace River Oil Partnership (“PROP”) effective November 24, 2021.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) include the accounts of Obsidian Energy and our wholly owned subsidiaries Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2021.

These interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2021.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on May 3, 2022.

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment (“PP&E”)

Oil and Gas assets/ Facilities, Corporate assets

Cost	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$10,528.7	$10,838.3
Capital expenditures	103.4	140.9
Business acquisition	—	32.9
Dispositions	—	0.1
Net decommissioning changes	12.0	62.3
Derecognition on acquisition	—	(545.8)

Balance, end of period	$10,644.1	$10,528.7

Accumulated depletion and depreciation	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$9,194.6	$9,942.6
Depletion and depreciation	39.2	116.3
Impairments	11.3	19.5
Impairment reversals	—	(338.0)
Derecognition on acquisition	—	(545.8)

Balance, end of period	$9,245.1	$9,194.6

	As at
Net book value	March 31, 2022	December 31, 2021
Total	$1,399.0	$1,334.1

Right-of-use assets

Cost	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$24.8	$22.7
Additions	—	2.1

Balance, end of period	$24.8	$24.8

Accumulated amortization	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$16.8	$13.2
Amortization	0.9	3.6

Balance, end of period	$17.7	$16.8

	As at
Net book value	March 31, 2022	December 31, 2021
Total	$7.1	$8.0

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

	As at
PP&E	March 31, 2022	December 31, 2021
Oil and Gas assets, Facilities, Corporate assets	$1,399.0	$1,334.1
Right-of-use assets	7.1	8.0

Total	$1,406.1	$1,342.1

At March 31, 2022, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units (“CGUs”).

During the first quarter of 2022, we recorded an $11.3 million impairment in our Legacy CGU due to accelerated decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

4. Long-term debt

	As at
	March 31, 2022	December 31, 2021
Syndicated credit facility	$311.8	$321.5

PROP Limited recourse loan 10.50%, maturing December 31, 2022	10.5	16.0
Senior secured notes – 2008 Notes 9.37%, US$3.2 million, maturing November 30, 2022	4.0	4.7
Senior secured notes – 2010 Q1 Notes 8.82%, US$7.8 million, maturing November 30, 2022	9.7	11.3
Senior secured notes – 2010 Q4 Notes 7.85%, US$10.6 million, maturing November 30, 2022	13.2	15.4
7.95%, US$4.6 million, maturing November 30, 2022	5.8	6.8
8.20%, US$1.7 million, maturing November 30, 2022	2.1	2.5
Senior secured notes – 2011 Q4 Notes 7.76%, US$9.8 million, maturing November 30, 2022	12.3	14.2

Total credit facility and senior secured notes	369.4	392.4
Deferred interest	1.0	1.3
Deferred financing costs	(2.0)	(2.7)

Total long-term debt	$368.4	$391.0

Current portion	$368.4	$391.0
Non-current portion	$—	$—

At March 31, 2022 and December 31, 2021, the term-out date of the syndicated credit facility was within one year of the balance sheet date, which resulted in the outstanding amount being presented as a current liability.

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at
	March 31, 2022	December 31, 2021
Weighted average remaining life (years)	0.7	0.9
Weighted average interest rate	8.2%	8.2%

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The aggregate amount available under the syndicated credit facility is $366.8 million which consists of a $260.0 million revolving syndicated credit facility and a $106.8 million non-revolving term loan. The revolving period under the syndicated credit facility is set at May 31, 2022, with the maturity date of both the syndicated credit facility and non-revolving term loan being November 30, 2022.

In the first quarter of 2022, as a result of a one-time adjustment to reduce our undrawn borrowing availability on our syndicated credit facility, the Company made a US$5.7 million repayment on our senior secured notes which reduced the Company’s outstanding balance of our senior secured notes to US$37.7 million.

At March 31, 2022, letters of credit totaling $5.0 million were outstanding (December 31, 2021 – $5.0 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

Financing expense consists of the following:

	Three months ended March 31
	2022	2021
Interest on bank debt and senior notes	$5.5	$5.7
PROP Limited recourse loan	0.5	—
Advisor fees	0.3	0.7
Accretion on decommissioning liability	2.5	1.5
Accretion on office lease provision	0.4	0.5
Accretion on other non-current liability	0.1	—
Accretion on lease liabilities	0.1	0.2
Deferred financing costs	0.7	1.0
Debt modification	(0.3)	2.3

Financing	$9.8	$11.9

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$8.7	$10.4
Additions	—	2.1
Accretion charges	0.1	0.6
Lease payments	(1.0)	(4.4)

Balance, end of period	$7.8	$8.7

Current portion	$4.0	$4.1
Non-current portion	$3.8	$4.6

6. Provisions

	As at
	March 31, 2022	December 31, 2021
Decommissioning liability	$114.2	$121.6
Office lease provision	23.7	25.6

Total	$137.9	$147.2

Current portion	$18.1	$23.4
Non-current portion	$119.8	$123.8

Decommissioning liability

At March 31, 2022, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2021 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 9.0 percent (December 31, 2021 – 9.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At March 31, 2022, the total decommissioning liability on an undiscounted, uninflated basis was $583.4 million (December 31, 2021 - $594.6 million).

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$121.6	$70.5
Net liabilities added (disposed) (1)	0.6	0.1
Acquisition	—	2.1
Increase due to changes in estimates	11.4	62.2
Liabilities settled	(8.5)	(8.1)
Government decommissioning assistance	(13.4)	(11.0)
Accretion charges	2.5	5.8

Balance, end of period	$114.2	$121.6

Current portion	$9.2	$14.5
Non-current portion	$105.0	$107.1

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2021 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$25.6	$33.5
Increase (decrease) due to changes in estimates	—	(0.7)
Settlements	(2.3)	(9.1)
Accretion charges	0.4	1.9

Balance, end of period	$23.7	$25.6

Current portion	$8.9	$8.9
Non-current portion	$14.8	$16.7

7. Risk management

Financial instruments consist of cash, accounts receivable, fair values of derivative financial instruments, bank overdraft, accounts payable and accrued liabilities and long-term debt. At March 31, 2022, except for the senior notes described in Note 4 with a carrying value of $47.1 million (December 31, 2021 – $54.9 million) and a fair value of $46.9 million (December 31, 2021 - $54.4 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At March 31, 2022 and December 31, 2021, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period	$(2.4)	$0.2
Unrealized loss on financial instruments:
Commodity collars and swaps	(10.7)	(2.6)

Total fair value, end of period	$(13.1)	$(2.4)

Current asset portion	$—	$1.8
Current liability portion	$(13.1)	$(4.2)

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

Obsidian Energy had the following financial instruments outstanding as at March 31, 2022. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing		Fair value (millions)
Oil
WTI Swaps	7,750 bbl/d	April 2022		$121.07/bbl	$(0.7)
WTI Swaps	500 bbl/d	May 2022		$125.53/bbl	—
WTI Swaps (1)	1,121 bbl/d	Q2 2022	US$	65.11/bbl	(4.2)
WTI Swaps (1)	593 bbl/d	Q3 2022	US$	63.26/bbl	(2.0)
WTI Swaps (1)	606 bbl/d	Q4 2022	US$	62.30/bbl	(1.9)

Heavy Oil Differential (1) (1)	801 bbl/d	Q2 2022	US$	(15.43)/bbl	(0.3)

AECO Swaps
AECO Swaps	21,326 mcf/d	April – October 2022		$4.43/mcf	(4.0)

Total					$(13.1)

(1)

PROP Energy 45 Limited Partnership, our wholly owned subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the financial hedges in conjunction with the limited recourse acquisition financing.

Subsequent to March 31, 2022 the Company entered into the following additional financial hedges:

	Notional volume	Term	Pricing
Oil
WTI Swaps	433 bbl/d	April 2022	$135.05/bbl
WTI Swaps	3,500 bbl/d	May 2022	$134.55/bbl

AECO Swaps
AECO Swaps	4,739 mcf/d	May – October 2022	$6.12/mcf

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

The components of risk management on the Consolidated Statements of Income are as follows:

	Three months ended March 31
	2022	2021
Realized
Settlement of commodity contracts	$(17.4)	$(5.1)

Total realized risk management loss	$(17.4)	$(5.1)

Unrealized
Commodity contracts	$(10.7)	$0.6

Total unrealized risk management gain (loss)	(10.7)	0.6

Risk management loss	$(28.1)	$(4.5)

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended March 31
	2022	2021
Oil	$161.8	$70.6
NGLs	27.0	7.1
Natural gas	14.9	14.5

Production revenues	203.7	92.2
Processing fees	1.9	1.6

Oil and natural gas sales	205.6	93.8
Other income	1.5	1.0

Oil and natural gas sales and other income	$207.1	$94.8

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2020	73,516,225	$2,187.0
Issued pursuant to equity compensation plans (1)	1,356,610	2.6
Equity issue	5,880,681	25.9
Share issue costs	—	(1.7)

Balance, December 31, 2021	80,753,516	$2,213.8
Issued pursuant to equity compensation plans (1)	1,264,092	7.4

Balance, March 31, 2022	82,017,608	$2,221.2

(1)	Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2022	2021
Basic	81.2	73.5
Dilutive impact of Options and RSUs	2.4	2.5

Diluted	83.6	76.0

10. Share-based compensation

Restricted and Performance Share Unit (“RPSU”) plan

Restricted Share Unit (“RSU”) grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash, shares purchased on the open market or shares issued from treasury.

RSUs (number of shares equivalent)	Three months ended March 31, 2022	Year ended December 31, 2021
Outstanding, beginning of period	1,167,351	2,355,408
Granted	475,195	190,500
Vested	(784,514)	(1,344,672)
Forfeited	(9,622)	(33,885)

Outstanding, end of period	848,410	1,167,351

The fair value and weighted average assumptions of the RSUs granted during the period were as follows:

	Three months ended March 31
	2022	2021
Average fair value of units granted (per unit)	$10.55	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	0.5%	—

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for grants of PSUs under the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash, shares purchased on the open market or shares issued from treasury.

PSUs (number of shares equivalent)	Three months ended March 31, 2022	Year ended December 31, 2021
Outstanding, beginning of period	1,138,465	453,845
Granted	124,610	684,620
Vested	(181,018)	—
Forfeited	(133,017)	—

Outstanding, end of period	949,040	1,138,465

	As at
PSU liability	March 31, 2022	December 31, 2021
Current	$4.7	$0.2
Non-current	4.6	4.2

Total	$9.3	$4.4

Stock Option Plan

Obsidian Energy has a Stock Option Plan that allows the Company to issue options to acquire common shares (“Options”) to officers, employees, directors and other service providers.

	Three months ended March 31, 2022		Year ended December 31, 2021
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,021,672	$1.56	961,954	$0.94
Granted	156,400	10.64	2,116,120	1.99
Exercised	(478,798)	1.47	(11,938)	0.56
Forfeited	—	—	(44,464)	8.74

Outstanding, end of period	2,699,274	$2.10	3,021,672	$1.56

Exercisable, end of period	668,615	$1.37	748,438	$1.29

The fair value and weighted average assumptions of the Options granted for the period were as follows:

	Three months ended March 31
	2022	2021
Average fair value of Options granted (per option)	$6.56	$—
Expected volatility	87.0%	—
Expected life of Options (years)	3.9	—
Expected forfeiture rate	0.3%	—

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Non-Treasury Incentive Award Plan (“NTIP”)

In 2021, Obsidian Energy implemented the NTIP that allows the Company to issue restricted awards whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. The Company has the option to provide the consideration in the form of cash or shares purchased on the open market.

NTIP Restricted Awards	Three months ended March 31, 2022	Year ended December 31, 2021
Outstanding, beginning of period	1,093,800	—
Granted	3,400	1,120,660
Forfeited	(2,370)	(26,860)

Outstanding, end of period	1,094,830	1,093,800

	As at
NTIP liability	March 31, 2022	December 31, 2021
Current	$3.9	$1.4
Non-current	3.2	1.1

Total	$7.1	$2.5

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement from the Board, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Three months ended March 31, 2022	Year ended December 31, 2021
Outstanding, beginning of period	2,018,499	2,087,580
Granted	15,315	239,754
Exercised	—	(308,835)

Outstanding, end of period	2,033,814	2,018,499

	As at
DSU Liability	March 31, 2022	December 31, 2021
Current	$22.8	$10.7
Non-current	—	—

Total	$22.8	$10.7

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Share-based compensation

Share-based compensation consisted of the following:

	Three months ended March 31
	2022	2021
DSUs	$12.1	$2.2
PSUs	6.0	0.2
NTIP	4.6	—

Cash settled share-based incentive plans	$22.7	$2.4

RSUs	$0.8	$0.3
Options	0.6	—

Equity settled share-based incentive plans	1.4	0.3

Share-based compensation	$24.1	$2.7

The share price used in the fair value calculation of the DSU, NTIP and RPSU plan obligations at March 31, 2022 was $11.08 per share (2021 – $1.82).

11. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

12. Government grants

The Company received a grant allocation under the Alberta Site Rehabilitation Program beginning in 2020. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company utilized $13.4 million of net grants during the first quarter of 2022 (2021 – $4.8 million).

OBSIDIAN ENERGY FIRST QUARTER 2022	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16